Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2007	2008	2009	2010	2011(a)
Net income from continuing operations	$341,966	$250,998	$265,020	$368,702	$290,227
Add- Income from equity investee	(54,545)	(10,948)	—	—	—
Add- Taxes based on income	139,782	133,514	127,982	199,085	160,085

Net income before income taxes and income from equity investee	427,203	373,564	393,002	567,787	450,312
Add- fixed charges:
Interest on short-term and long-term debt(b)	203,456	205,314	245,272	232,157	227,165
Estimated interest cost within rental expense	2,540	3,533	3,542	3,689	3,608
Amortization of net debt premium, discount, and expenses	5,634	6,226	6,686	6,744	6,347

Total fixed charges	211,630	215,073	255,500	242,590	237,120

Earnings available for fixed charges	638,833	588,637	648,502	810,377	687,432

Ratio of earnings to fixed charges	3.01	2.73	2.53	3.34	2.90

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	5,941	5,941	5,941	4,716	3,420
Adjustment to pretax basis	2,429	3,160	2,869	2,546	1,887

	8,370	9,101	8,810	7,262	5,307

Combined fixed charges and preferred stock dividend requirements	$220,000	$224,174	$264,310	$249,852	$242,427

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.90	2.62	2.45	3.24	2.84

(a)

In the third quarter of 2011, Union Electric Company recorded a loss from regulatory disallowance of $89 million . See Note 17 - Goodwill, Impairment and Other Charges under Part II, Item 8 of this Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positions